FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the National Securities Commission dated February 11, 2011

Buenos Aires, February 11, 2011.

Messrs.
National Securities Commission
25 de Mayo 175
Buenos Aires

Ref.: Information Article 2, Chapter XXI of the Rules.

We notify the following:

The purpose of this letter is to comply with the requirements set forth under Article 2 of Chapter XXI of the Rules of the National Securities Commission.

We hereby inform you that we have become aware of the existence of the court decrees “Karcz, Miguel Angel and Other vs. REPSOL YPF S.A.- YPF S.A. - NATIONAL STATE (Ministry of Economy)- Declaration of Certainty” (File 2-K-2010), filed with the Federal Court of First Instance of the City of Bell Ville, Cordoba, headed by Judge Dr. Oscar Armando Valentinuzzi, Secretary headed by Dr. Lucila M. de Cesare, pursuant to which a preliminary injunction has been granted, ordering that any sale of shares of YPF S.A. and/or any other securities transaction that involves the sale, assignment or transfer of the shares of YPF. S.A. be suspended.

In addition, we hereby inform you that the Company will take the actions available to it by law, in order to revoke such injunction issued by the judge, which is believed to be inadmissible, implausible and irrational, ignoring the legal framework of the employee share ownership plan (Programa de Propiedad Participada) and the jurisprudence of the Argentine Supreme Court.

Yours sincerely,

Mauro Dacomo Attorney in fact General Counsel YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 11, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer